SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

March 1, 2020

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications reports the Ministry of Communications' decision regarding the update of the maximum wholesale market tariffs

PARTNER COMMUNICATIONS REPORTS THE MINISTRY OF
COMMUNICATIONS' DECISION REGARDING THE UPDATE
OF THE MAXIMUM WHOLESALE MARKET TARIFFS

ROSH HA'AYIN, Israel, March 1, 2020 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, reports that on February 20, 2020, the Minister of Communications adopted a decision regarding the update of the wholesale market tariffs. The decision pertains to the years 2019-2022 and relates also retroactively to the years 2017-2018.

In 2017 the Ministry adopted a decision regarding the wholesale tariffs on the Bezeq network for the years 2017-2018, however the relevant regulations were updated in accordance with the decision only during 2018. As a result, over the course of a year and a half, Bezeq collected surplus payments from all service providers operating in the wholesale market.

In addition, since the relevant maximum wholesale tariffs were due to expire at the end of 2019, the Ministry of Communications extended the term of the existing tariffs (then) to a future date when the Ministry will set the final wholesale tariffs for the years 2019-2022 (the “Interim Tariffs” and the “Final Tariffs”, respectively).

On February 20, 2020, the Minister of Communications published a decision which retrospectively set the Final Tariffs for the years 2019 and 2020 and set the tariff update mechanism for the years 2021 and 2022. The decision also included a mechanism for the refund of the surplus payments made by the service providers to Bezeq during the years 2017 and 2018.

This decision also provides a mechanism for the refund of the surplus payments that the Company made to Bezeq during the years 2017-2018 and is due to reduce also the Company's expenses for Bezeq’s wholesale services for the years 2019 and 2020 (compared to the expenses calculated according to the Interim Tariffs). The refunds for the years 2017-2019 are expected to amount to a few tens of millions of Shekels and the reduction in expenses for 2020 is expected to be a few percentages.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).
For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Tamir Amar Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 Email: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Chief Financial Officer

Dated: March 1, 2020